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EXHIBIT 14

CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS
(Adopted and effective as of May 6, 2003)

        All of the employees of Tribune Company (the "Company") are bound by the provisions set forth in the Company's Code of Business Conduct relating to ethical conduct, conflicts of interest and compliance with law. In addition, Tribune's Chief Executive Officer ("CEO"), Senior Vice President, Finance and Administration ("CFO") and Vice President and Controller ("Controller"), are subject to the following additional policies:

1.
The CEO, CFO and Controller are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports filed by the Company with the SEC and in other public communications. Accordingly, it is the responsibility of the CEO, CFO and Controller promptly to bring to the attention of the Disclosure Committee any material information that affects the disclosures made by the Company in its public filings.

2.
The CEO, CFO and Controller shall promptly bring to the attention of the Disclosure Committee, the Audit Committee and the Company's auditors any information concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

3.
The CEO, CFO and Controller shall promptly bring to the attention of the General Counsel and the Audit Committee any information concerning (a) any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls and (b) evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof.

4.
The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code by the CEO, CFO or Controller. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or a repeated occurrence, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

        Any waiver of this Code for the CEO, CFO or Controller may be made only by the Board or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.

        Management shall periodically review and reassess the adequacy of this Code and recommend changes to the Board for approval. The Board reserves the right to amend this Code from time to time as it determines to be desirable or appropriate. Any amendment of this Code will be promptly disclosed as required by law or stock exchange regulation.

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  EXHIBIT 14
CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS (Adopted and effective as of May 6, 2003)